Doma Appoints Mike Smith as Chief Financial Officer

SAN FRANCISCO / July 21, 2022 – Doma Holdings, Inc. (NYSE: DOMA), a leading force for disruptive change in the real estate industry, today announced the appointment of Mike Smith as Chief Financial Officer (CFO) as of July 19, 2022. Previously, Mike was serving as the company’s Chief Accounting Officer and Acting Chief Financial Officer, building on his experience at Doma and extensive background as a senior finance executive.

“The promotion of Mike to Chief Financial Officer is a testament to his financial leadership and extensive experience at the company, and beyond. He is an invaluable addition to our leadership team,” said Max Simkoff, Doma CEO. “Doma is grateful for Mike’s contributions to the company thus far and I look forward to our continued partnership to drive Doma toward a successful future.”

Mike is a seasoned financial veteran with 30 years of experience leading teams through IPOs, acquisitions and a variety of other major public company transitions. Prior to joining Doma as Chief Accounting Officer, Mike served as Chief Accounting Officer and Director of Treasury at Banc of California, Inc. where he was responsible for company-wide accounting, financial planning and analysis, and tax, in addition to serving as its interim CFO during the company’s CFO transition. Mike has held several other finance leadership roles throughout his career including Chief Accounting Officer at loanDepot and CapitalSource Inc.

“I am honored to serve as Doma’s Chief Financial Officer and continue working with our talented leadership team, Board of Directors and everyone at Doma,” said Mike. “I am excited about continuing to deliver on our vision of removing the friction and frustration from the home closing process to make the real estate transaction a better experience for everyone involved.”

About Doma
Doma is a real estate technology company that is disrupting a century-old industry by building an instant and frictionless home closing experience for buyers and sellers. Doma uses proprietary machine intelligence technology and deep human expertise to create a vastly more simple and affordable experience for everyone involved in a residential real estate transaction, including current and prospective homeowners, mortgage lenders, title agents, and real estate professionals. With Doma, what used to take days can now be done in minutes, replacing an arcane and cumbersome process with a digital experience designed for today's world. To learn more visit doma.com.

Investor Contact: Beatriz Bartolome | Head of Investor Relations for Doma | ir@doma.com
Media Contact: Camilla Whitmore | Lead, Public Relations for Doma | camilla.whitmore@doma.com